Exhibit 99.2

news release

For Immediate Release

Encana appoints Doug Suttles as President & CEO

Calgary, Alberta (June 11, 2013) TSX, NYSE: ECA - Encana announced today that its Board of Directors has appointed Doug Suttles as its President & Chief Executive Officer and a director of the company.

Doug Suttles is a seasoned executive, with 30 years of oil and gas leadership experience. He has led oil and gas businesses in numerous countries and consistently delivered strong results. Most recently, Doug has served as Chief Operating Officer, BP Exploration & Production. He is a mechanical engineer and a 2008 recipient of the University of Texas Mechanical Engineering Distinguished Alumni Award.

“After an extensive global search, Doug stood out as the ideal candidate to lead Encana into its next phase of growth and development,” says Clayton Woitas, Director and designated future Chairman of the Board. “The Board is pleased he has chosen to take on the role of President & CEO given his strategic leadership capabilities, demonstrated communications skills, and track-record of building strong organizations of similar size and scope.”

“I am excited to take the helm of one of North America’s leading energy producers,” says Doug Suttles. “Encana has a reputation for innovation and excellence, a tremendous set of assets, and dedicated employees that I am honored to be a part of. Over the coming months, I look forward to working with the entire organization as we shape a strategy and plan that will grow shareholder value and unlock Encana’s full potential.”

A conference call will be held for the investment community today, beginning at 9 a.m. MT (11 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2 p.m. ET on June 11 until midnight June 18, 2013, by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 94439053.

To listen to the webcast of the conference call visit http://www.encana.com/investors/presentations-events

Clayton Woitas and Doug Suttles will also conduct a media roundtable at approximately 10:30 a.m. MT at Encana’s corporate head office, THE BOW (500 Centre Street SE, Calgary). Media are asked to RSVP to 403-585-4570 or smacdonald@brooklinepr.com and to arrive no later than 10:15 a.m. Due to the required check-in security process at THE BOW, only registered media will be able to gain access to the roundtable. Registration will take place in THE BOW lobby.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: ability to reduce costs and increase efficiencies and profitability, including the amounts of possible general and administrative, indirect costs, and capital and operating cost reductions; the anticipated timing of the implementation of cost savings measures and the potential amount of such cost savings; anticipated risk mitigation strategies; anticipated timing of further announcements; expected amount of cash and cash equivalents by year end; anticipated cash flow and the sources thereof; achieving 2013 Corporate Guidance, including having financial flexibility; successful exploration and delineation of the company’s emerging NGL and oil plays; expected liquids production; future developments in various emerging NGL and oil plays, including proving commerciality of these plays; and potential changes to capital allocation and improvements to capital and operating efficiency.

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Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor Contact:	Media Contact:
Lorna Klose	Shauna MacDonald
Manager, Investor Relations	Principal, Brookline Public Relations
(403) 645-6977	(403) 538-5645, (403) 585-4570
smacdonald@brooklinepr.com

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Patti Posadowski	Jay Averill
Advisor, Investor Relations	Manager, Media Relations
(403) 645-2252	(403) 645-4747

Source: Encana Corporation

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